OMB APPROVAL
OMB Number: 3325-0116
Expires: July 31, 2008
Estimated average burden
  Hours per response 6.2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _____September 2008

PEDIMENT EXPLORATION LTD.
(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada V6C 1H2
(Address of principal executive offices)

1. Press Release, dated August 10, 2008
    Material Change Report, dated August 10, 2008

Indicate by check mark whether the Registrant files annual reports under cover
of Form 20-F or Form 40-F.
                    Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                    Yes ___   No xxx

SEC 1815 (4-2007)   Potential persons who are to respond to the collection of
information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.



September 10, 2008

Drill results extend Los Planes and Colinas Gold Zones Reyna Mining and Engineering engaged

Pediment Exploration Ltd. (TSXV: PEZ; OTCBB: PEZFF) has obtained final phase-one drill results of its San Antonio gold project in Baja California Sur, Mexico. These results include 64 reverse-circulation holes and 11 core drill holes. A portion of these holes correspond to in-fill pattern drilling at twenty five meter spacing in portions of the Los Planes and Las Colinas zones. The rest of the results are from areas peripheral to, or in the trend, between these gold zones.

Drilling outside of the Los Planes calculated resource
Twelve Reverse-circulation holes drilled outside the NI 43-101 calculated resource had significant gold intercepts. These extensions will be further tested in association with future exploration drilling. Seven core holes were also completed in the up-dip outcropping area of Las Colinas that will be added to the Colinas zone resource. Data in this near-surface part of Colinas, previously obtained by Echo Bay in the nineties, was not available to Pediment for its initial resource calculations. Echo Bay had used-trench sampling in addition to drilling results to calculate the historic resource. Numerous gold intersections have also been located outside the calculated resource area, including a good-grade northern extension of the Las Colinas resource area. Geological data assembled from the drill program is indicating additional areas to test in future exploratory drilling. The most significant of these is the area between the Los Planes and Las Colinas zones. This part, which is about 500 metres long, had 4 holes drilled at 100-metre spacings and all cut some gold mineralization. The most significant of these was hole PLRC-117 which intersected several mineralized zones. There is special significance to these results as they open the intermediate zone between Las Colinas and Los Planes for further exploration. At this point, the mineralized intersections seem to show a somewhat continuous trend that may connect the two resource zones in San Antonio. Some of the highlight intervals are shown below.

HOLES FROM LAS COLINAS
Hole PLRC-125 cut 41.2 metres of 0.95 grams of gold per tonne
Hole PLRC-126 cut 35.1 metres of 1.26 grams of gold per tonne

HOLES FROM THE INTERMEDIATE ZONE BETWEEN LOS PLANES AND LAS COLINAS
Hole PLRC-117 cut 24.38 metres of 0.87 grams of gold per tonne
          And 27.43 metres of 1.14 grams of gold per tonne
          And 9.14 metres of 1.59 grams of gold per tonne
Hole PLRC-118 cut 19.81 metres of 1.02 grams of gold per tonne

In the last year and a half the Company has completed the first phase of drilling at San Antonio with nearly 37,000 total metres of drilling, in addition to over six-thousand metres previously completed by Echo Bay in the nineties; the project area now totals more than 43,000 metres drilled. Pediment's complete results for its phase-one drilling program demonstrate the presence of two large gold-mineralized resources. In addition, the latest results open the potential for a connection between the Los Planes and Las Colinas zones, where more drill targets will be tested in a second-phase drill program.

Please click on the link below to access a detailed report for the final results:
http://www.pedimentexploration.com/i/pdf/NRreport.pdf

Advancing the San Antonio project
Pediment has engaged the services of Reyna Mining & Engineering (REYNA), a mining company based in Mexico City. REYNA was formed by highly experienced people in the field of mining in Mexico, and is able to work in different stages of mining development from design to operation, and also closure. REYNA is composed entirely of Mexican professionals with country-wide connections, providers and business partners in the mining industry. Pediment is working with REYNA to conduct an evaluation of the San Antonio project to advance it to production. REYNA will thus conduct an evaluation of the necessary engineering work, as well as obtain the required surface, environmental and government permits.

Mel Herdrick, VP Exploration, comments: "Drilling reported to date in Baja continues to show continuity and extension of the mineralized zones within and beyond the calculated resources. The detailing of the main part of the Los Planes discovery area is providing a much better understanding of the pre- and post-mineralization structural setting and influences affecting the location of the gold zones. This understanding will aid optimizing the outline of discrete blocks within the established resource areas, and in honing our targeting both along the known trend and on a regional basis. We consider the success of this drill program to be a very strong positive in asset building for Pediment that will continue in the San Antonio and La Colorada projects areas."

Mel Herdrick, a qualified person as defined by NI 43-101, has read and approves this release.

Pediment Exploration is currently working in western Mexico on two key projects, La Colorada in Sonora and The San Antonio Gold Project in Baja California Sur, as well reconnaissance programs. The Company is well capitalized with more than $17 Million in the bank and no debt.

For additional information please contact Gary Freeman or Michael Rapsch 604-682-4418.

On behalf of the board

Gary Freeman
President & CEO

We Seek Safe Harbour.
The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian securities laws, regarding further drill results at San Antonio. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the

Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities.

Form 51-102F3
Material Change Report

Item 1:   Name and Address of Company

PEDIMENT EXPLORATION LTD.
Suite 720-789 West Pender Street
Vancouver, British Columbia V6C 1H2
(the "Company")

Item 2   Date of Material Change

September 10, 2008

Item 3   News Release

The news release was disseminated on September 10, 2008 by way of Stockwatch.

Item 4   Summary of Material Change

The Company announces drill results extending Los Planes and Colinas Gold Zones, Reyna Mining and Engineering engaged.

Item 5 Full Description of Material Change

5.1   Full Description of Material Change

The Company has obtained final phase-one drill results of its San Antonio gold project in Baja California Sur, Mexico. These results include 64 reverse-circulation holes and 11 core drill holes. A portion of these holes correspond to in-fill pattern drilling at twenty five meter spacing in portions of the Los Planes and Las Colinas zones. The rest of the results are from areas peripheral to, or in the trend, between these gold zones.

Drilling outside of the Los Planes calculated resource
Twelve Reverse-circulation holes drilled outside the NI 43-101 calculated resource had significant gold intercepts. These extensions will be further tested in association with future exploration drilling. Seven core holes were also completed in the up-dip outcropping area of Las Colinas that will be added to the Colinas zone resource. Data in this near-surface part of Colinas, previously obtained by Echo Bay in the nineties, was not available to Pediment for its initial resource calculations. Echo Bay had used-trench sampling in addition to drilling results to calculate the historic resource. Numerous gold intersections have also been located outside the calculated resource area, including a good-grade northern extension of the Las Colinas resource area. Geological data assembled from the drill program is indicating additional areas to test in future exploratory drilling. The most significant of these is the area between the Los Planes and Las Colinas zones. This part, which is about 500 metres long, had 4 holes drilled at 100-metre spacings and all cut some gold mineralization. The most significant of these was hole PLRC-117 which intersected several mineralized zones. There is special significance to these results as they open the intermediate zone between Las Colinas and Los Planes for further exploration. At this point, the mineralized intersections seem to show a somewhat continuous trend that may connect the two resource zones in San Antonio. Some of the highlight intervals are shown below.

HOLES FROM LAS COLINAS
Hole PLRC-125 cut 41.2 metres of 0.95 grams of gold per tonne
Hole PLRC-126 cut 35.1 metres of 1.26 grams of gold per tonne

HOLES FROM THE INTERMEDIATE ZONE BETWEEN LOS PLANES AND LAS COLINAS
Hole PLRC-117 cut 24.38 metres of 0.87 grams of gold per tonne
              And 27.43 metres of 1.14 grams of gold per tonne
              And   9.14 metres of 1.59 grams of gold per tonne
Hole PLRC-118 cut 19.81 metres of 1.02 grams of gold per tonne

In the last year and a half the Company has completed the first phase of drilling at San Antonio with nearly 37,000 total metres of drilling, in addition to over six-thousand metres previously completed by Echo Bay in the nineties; the project area now totals more than 43,000 metres drilled. Pediment's complete results for its phase-one drilling program demonstrate the presence of two large gold-mineralized resources. In addition, the latest results open the potential for a connection between the Los Planes and Las Colinas zones, where more drill targets will be tested in a second-phase drill program. Please click on the link below to access a detailed report for the final results:
http://www.pedimentexploration.com/i/pdf/NRreport.pdf

Advancing the San Antonio project
Pediment has engaged the services of Reyna Mining & Engineering (REYNA), a mining company based in Mexico City. REYNA was formed by highly experienced people in the field of mining in Mexico, and is able to work in different stages of mining development from design to operation, and also closure. REYNA is composed entirely of Mexican professionals with country-wide connections, providers and business partners in the mining industry. Pediment is working with REYNA to conduct an evaluation of the San Antonio project to advance it to production. REYNA will thus conduct an evaluation of the necessary engineering work, as well as obtain the required surface, environmental and government permits.

Mel Herdrick, a qualified person as defined by NI 43-101, has read and approves this release.

Pediment Exploration is currently working in western Mexico on two key projects, La Colorada in Sonora and The San Antonio Gold Project in Baja California Sur, as well reconnaissance programs. The Company is well capitalized with more than $17 Million in the bank and no debt.

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian securities laws, regarding further drill results at its San Antonio project. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This material change report is not to be construed in any way as, an offer to buy or sell securities.

5.2   Disclosure for Restructuring Transactions

Not applicable.

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   **Executive Officer**

Gary Freeman, President & Chief Executive Officer
Business Telephone: (604) 682-4418
Facsimile: (604) 669-0384

Item 9   **Date of Report**

September 10, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Exploration Ltd. -- SEC File No. 000-52509
(Registrant)

Date: September 10, 2008   By /s/ Gary Freeman
                                     Gary Freeman, President/CEO/Director